Press Release – 15th June 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Continued Positive Drilling Results from Siguirini Prospect

Feasibility Study to Commence

Crew Gold Corporation (Crew) is pleased to report that recent drilling carried out during January to April 2007 continues to confirm the Siguirini resource potential and first pass drilling along strike has also outlined further near surface saprolite mineralization at Siguirini West prospect. The Siguirini prospect is located 10 kilometres north of Lefa’s new processing plant.

The drill program at Siguirini is a combination of infill (50m x 25m grid) and extensional drilling to the west with the majority of the holes returning grades above the average grade of the current inferred resource (214,000 ounce at 3.17 g/t Au).

Aircore drilling at the Siguirini West prospect to the west of the current Siguirini resource is located on the geochemical trend between Siguirini and Boubere.

Given the relative high grade and close proximity of the Siguirini prospect to the plant and infrastructure at Fayalala, the Company will undertake an accelerated feasibility study to assess the optimum treatment flowsheet and feed rates.

Selective drill results are listed below.

Hole ID	Hole Type	Max depth (m)	Depth From (m)	Depth To (m)	Intercept (metres @ grade)
Siguirini Infill Drilling
SIRC0058	RC	100	15.0	28.0	13m @ 2.23 g/t
SIRC0059	RC	83	36.0	45.0	9m @ 5.48 g/t
SIRC0064	RC	80	22.0	28.0	6m @ 2.52 g/t
SIRC0067	RC	96	8.0	20.0	12m @ 9.74 g/t
SIRC0068	RC	84	10.0	19.0	9m @ 4.13 g/t
SIRC0071	RC	89	10.0 21.0	17.0 29.0	7m @ 14.16 g/t 8m @ 2.00 g/t
SIRC0072	RC	84	15.0	22.0	7m @ 8.09 g/t
SIRC0073	RC	80	19.0	24.0	6m @ 5.10 g/t
SIRC0079	RC	81	29.0	34.0	5m @ 3.70 g/t
SIRC0081	RC	92	34.0	42.0	8m @ 4.46 g/t
SIRC0082	RC	80	13.0	20.0	7m @ 6.19 g/t
SIRC0083	RC	80	15.0	22.0	7m @ 5.83 g/t
SIRC0089	RC	84	20.0	29.0	9m @ 6.01 g/t
SIRC0091	RC	85	27.0	34.0	7m @ 6.41 g/t
SIRC0092	RC	92	15.0	22.0	7m @ 8.71 g/t
SIRC0094	RC	90	18.0	27.0	9m @ 5.01 g/t
SIRC0095	RC	88	13.0	19.0	6m @ 5.28 g/t
SIRC0096	RC	90	17.0	24.0	7m @ 6.09 g/t

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Siguirini West
SIR0422	AC	55	10.0	14.0	4m @ 2.96 g/t
SIR0427	AC	55	32.0	37.0	6m @ 6.31 g/t
SIR0437	AC	55	38.0	46.0	4m @ 3.29 g/t
SIR0444	AC	55	10.0 16.0	14.0 24.0	4m @ 3.89 g/t 8m @ 9.30 g/t
SIR0446	AC	60	12.0	16.0	4m @ 2.15 g/t

Jan Vestrum President and CEO of Crew commented, “The infill drilling at Siguirini holds the potential to add further significant ounces to the current overall resource and well above the current Measured and Indicated resource grade of 1.5g/t for the Lefa Gold Mine. Given the higher grade of the Siguirini resource and the close proximity to the new CIP Plant, this creates the opportunity for Crew to be able to fully develop and mine this resource in a short time span and add to and improve the production profile at Lefa.  Additionally, the initial along-strike drilling on the Siguirini – Boubere trend to the west of the Siguirini resource is also returning some very attractive results from near surface saprolite material and the Company is encouraged from what may be a more extensive mineralised system. The Company is confident that the potential for organic growth at Lefa is beginning to be demonstrated and the operation will play a significant role to achieve Crew’s target of one million ounces annual gold production within the next two to three years.”

Quality Assurance and Control and Qualified Person

All drilling is conducted using industry accepted equipment and procedures for drilling and sampling. All drill intercepts reported in this press release relate to either RC percussion (dry samples, 1m intervals, >75% sample recovery) or NQ/HQ diamond drill core (half core samples, maximum 1m intervals, >95% sample recovery) for Resource definition drilling, all first pass regional exploration drilling is conducted using AC drilling, with follow up using RC. Historically sampling and assaying of wet RC samples has occurred, this data is flagged in the resource database. A program of confirmatory diamond drilling is ongoing to verify the reliability of this data.

All assay results reported have been determined by 50 gram fire assay, aqua regia digest and atomic absorption spectrometer readings to a detection limit of 0.01 g/t gold by independent assay contractors SGS Siguiri. A check assay program with internationally recognized and certified umpire assay laboratories Genalysis (Perth, Australia) and ALS Chemex (Vancouver, Canada) is also conducted to confirm reliability of assay data. The data is verified on an ongoing basis by Crew’s Qualified Person.

Data, of a scientific or technical nature, regarding mineral reserves and mineral resources of Crew Gold Corporation included in this document has been verified by Mr. Andrew Pardey, the General Manager Exploration. Mr. Pardey is a "qualified person" within the meaning of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Mr. Pardey is not "independent" of Crew Gold Corporation within the meaning of NI 43-101 as he holds securities of the company. All exploration work of the company is conducted under the supervision of Mr. Pardey.

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as “believes”, “anticipates”, “continue”, “could”, “expects”, “indicates”, “plans”, “will”, “may”, “projects”, “would” or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew’s actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading “Risks and Uncertainties” in Crew’s Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

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